       HARTFORD SERIES FUND, INC.
       SUB-ITEM 77Q1: Exhibits.
(a) Copies of any material amendments to the registrant’s charter or by-laws:
(a.1) Articles Supplementary dated November 8, 2006 filed as Exhibit Item 23 a.(viii)  – incorporated herein by reference to the SEC filing on November 17, 2006 under  Conformed Submission Type 485(a) for Hartford Series Fund, Inc., CIK 0001053425, accession number 0001104659-06-076246
(b)  Copies of the text of any proposal described in answer to sub-item 77D:

Hartford International Opportunities HLS Fund
Effective December 15, 2006, the principal investment strategy of The Hartford International Opportunities Fund is revised to include the following:
Wellington Management conducts fundamental research on individual companies to identify securities for purchase or sale.  Fundamental analysis of a company involves the assessment of such factors as its business environment, management quality, balance sheet, income statement, anticipated earnings, revenues and dividends, and other related measures and indicators of value.  Wellington Management seeks to invest in companies with underappreciated assets, improving return on capital and/or stocks that it believes are mis-priced by the market due to short-term issues.  This proprietary research takes into account each company’s long-term history as well as our analysts’ forward-looking estimates, and allows for a comparison of the intrinsic value of stocks on a global basis focusing on return on invested capital in conjunction with other valuation metrics.  Portfolio construction is driven primarily by bottom-up stock selection, with region, country and sector weightings being secondary factors.
The fund may invest in opportunities across the market capitalization spectrum, but under normal circumstances invests primarily in large and mid capitalization companies, resulting in a portfolio with market capitalization characteristics similar to the MSCI AC World ex US Index.  As of December 31, 2005, the range of market capitalizations of companies in the MSCI AC World ex US Index was between approximately $24 million and $222 billion.
(e) Copies of any new or amended Registration investment advisory contracts:
        We hereby incorporate by reference the following agreements which were filed during the period:
(e1) Amendment No. 1 to Investment Services Agreement with Hartford Investment Management Company filed as Exhibit Item 23d.(xii) in the SEC filing on November 17, 2006 under Conformed Submission Type 485(a) for Hartford Series Fund, Inc. CIK 0001053425, accession number 0001104659-06-076246
(e2)     First Amendment to Amended and Restated Investment Sub-Advisory Agreement with Wellington Management Company, LLP filed as Exhibit Item 23d.(xi) in the SEC filing on February 14, 2007 under Conformed Submission Type 485(a) for Hartford Series Fund, Inc. CIK 0001053425, accession number 0001104659-07-011175